UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES ANNOUNCES FILING OF ITS 2009 ANNUAL REPORT ON FORM 20-F

Santiago, Chile, June 29, 2010. The management of Lan Airlines S.A. (NYSE: LFL) (“LAN” or the “Company”) announced today that on June 29, 2010, LAN filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2009 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.lan.com. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge by requesting a copy within a reasonable period of time from LAN’s Investor Relations Office.

*****

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve 72 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various alliances. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market and has begun operations in the domestic market of Ecuador.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 86 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, have a fleet of 11 dedicated freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Investor Relations	Maria Barona/Pete Majeski
Investor.Relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	i-advize Corporate Communications, Inc.
Tel: (212) 406-3690

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

Lan Airlines S.A.
/s/ Cristian Toro Cañas By: Cristian Toro Cañas Legal Vice President